AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

August 24, 2012

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Amerilithium Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 7, 2012

File No. 333-179520

Dear Mr. Reynolds:

By letter dated August 14, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) Amerilithium Corp (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on August 7, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.

Please amend your Form S-1 to include the balance sheet for the year ended December 31, 2010, the statements of operations and statements of cash flows for the years ending December 31, 2011 and 2010 as required by Rule 8-02 of Regulation S-X.

RESPONSE: We have amended the Registration Statement to include the above referenced financial statements in accordance with Rule 8-02 of Regulation S-X.

2.

Additionally, please update your financial statements for the six months ended June 30, 2012, in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: The Company has updated the Registration Statement with financial statements for the six months ended June 30, 2012, in accordance with Rule 8-08 of Regulation S-X.

Further, the Company acknowledges that:

(1)

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium Corp.